

SEC ... OMMISSION

07001522



SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C. 210 SECTION

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SEC FILE NUMBER
8-66420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2006
and Independent Auditors' Report

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
Palafox Trading LLC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
Facsimile (813) 286-6000

Report of Independent Auditors

To the Member of Palafox Trading LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Palafox Trading LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2007

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
($ in thousands)
December 31, 2006

ASSETS

Assets:		
Cash and cash equivalents	$	52,620
Securities purchased under agreements to resell		7,238,410
Receivables from broker-dealers and futures clearing brokers		22,120
Interest receivable		221
Receivable from affiliate		7,788
Total assets	$	7,321,159

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to clearing organization	$	27,592
Securities sold under agreements to repurchase		7,180,938
Payable to affiliate		376
Total liabilities		7,208,906
Member's capital		112,253
Total liabilities and member's capital	$	7,321,159

See notes to statement of financial condition.

($ in thousands)

(1) Summary of Significant Accounting Policies, Continued:

Foreign Currency Translation

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates at 10:15 am CST on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). Repurchase and resale agreements are short-term in nature, and are recorded at the amounts at which the underlying securities will be subsequently repurchased or resold as specified under their respective agreements plus accrued interest. In accordance with FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase or resale agreement position in the statement of financial condition if the legal right of offset exists. As of December 31, 2006, the Company's assets and liabilities were netted by approximately $6,567,773 as a result of the application of FIN 41.

The Company is a netting member of the Government Securities Division of the FICC, an industry clearing house for resale and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its resale and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

Repurchase and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2006, the Company had repurchase agreements with collateral having a fair value of $7,112,305 and the Company also had resale agreements with collateral having a fair value of $7,168,197.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of financial condition, and as such, has recorded no liability on the statement of financial condition.

(4) Transactions with Related Parties, Continued:

securities purchase under agreements to resell, respectively. The Company paid cash collateral of $6,100 to Fairfax as of December 31, 2006 as a result of exposure related to these transactions, which is reflected as part of the receivable from affiliate balance on the statement of financial condition.

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various financial institutions have been guaranteed by the Company's parent, Fairfax.

(5) Risk Management:

Market risk is the potential for changes in the value of Investment Positions, which may include the Company's securities underlying repurchase and resale agreements ("Investment Positions"), due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with Fairfax. This limits the type and nature of risk of credit loss due to counterparty failure.

Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can result in a concentration of credit risk with one or more of these institutions. This risk is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves.

The Company may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary. The Company had no short sales as of December 31, 2006.

The Company provides guarantees to securities clearinghouses (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements,

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
($ in thousands)
December 31, 2006

(7) Regulatory Requirements, Continued:

Additionally, The Company is subject to minimum equity requirements and minimum excess net capital requirements of the FICC. The Company is required to maintain minimum equity of $50,000 and minimum excess net capital of $10,000. At December 31, 2006, equity was approximately $62,253 in excess and net capital was approximately $100,459 in excess of the required minimums.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in this statement of financial condition is accurate and complete.



CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, Palafox Trading LLC
by: Citadel Investment Group, L.L.C., its general partner
by: Peter Jenson, Global Controller

END